EXHIBIT 8.1

8.1 Principal subsidiaries of The Royal Bank of Scotland Group plc

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank, RBS Insurance Group Limited and RFS Holdings B.V. are directly owned by the company, and all of the other subsidiary undertakings are wholly owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of Business	Country of incorporation and principal area of operation	Group Interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Co(2)	Private banking	Great Britain	100%
Greenwich Capital Markets, Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited(3)	Banking	Northern Ireland	100%
ABN AMRO Bank N.V.(4)	Banking	The Netherlands	38%

Notes:

(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.
(4)
RFS Holdings B.V. (RFS) owns 99% of the outstanding shares of ABN AMRO Holding N.V. (ABN AMRO). The company owns 38% of RFS; the balance of shares is held by Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium banks). Although the company does not control a majority of the voting rights in RFS, through the terms of the Consortium and Shareholders’ Agreement and RFS’s Articles of Association, it controls the board of RFS and RFS is a subsidiary of the company. The capital and income rights of shares issued by RFS are linked to the net assets and income of the ABN AMRO business units which the individual consortium banks have agreed to acquire.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Register of Companies for Scotland.